1933 Act/Correspondence



                                 January 3, 2005



VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:      Phoenix Equity Series Fund
         File No. 333-29043
         Post-Effective Amendment No. 10

To the Commission Staff:

On December 9, 2004, Phoenix Equity Series Fund filed a Post-Effective Amendment to its Registration Statement on Form N-1A, the purpose of which was supply for SEC review all disclosures required under recent rulemaking and to make certain other changes of a non-material nature. This letter is in response to comments received on December 30, 2004 to our proposed response to the original comments received on said amendment filing from our examiner, Brion Thompson.

1. SAI, Disclosure of Fund Holdings. Our examiner requested that we respond more fully to Item 11(f)(1)(vi) by providing information regarding the procedures used to determine that disclosure of portfolio holdings is in the best interest of shareholders. We have revised the second paragraph of this section to include the requested information.

2. SAI, Disclosure of Fund Holdings. Our examiner requested that we provide disclosure to clarify that the fund may enter into ongoing arrangements whereby public information is provided directly to third-parties, such as rating agencies, in addition to those listed and to indicate the frequency and the length of lag under any such arrangements. We have revised the paragraph under the subheading entitled "Public Disclosure" to reflect this information.

We believe the revised version of the Disclosure of Fund Holdings discussion is now fully responsive to the SEC's comments, as well as to the requirements of
Item 11(f) of Form N-1A.

Please contact Ann Spooner at (860) 403-6753 or the undersigned at
(860)403-5246 if you have any questions concerning this matter.

                                           Very truly yours,



                                           /s/ Matthew A. Swendiman
                                           Matthew A. Swendiman